UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

A.C.T. Holdings Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00088R105

(CUSIP Number)

Aaron A. Grunfeld, Esq.

Resch Polster Alpert & Berger LLP

10390 Santa Monica Blvd., 4th Floor

Los Angeles, California  90025

(310) 277-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 00088R105
1.	Names of Reporting Persons. Quantum Merchant Bankers LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,368,739
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,368,739
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,368,739
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) Approximately 5.8%
14.	Type of Reporting Person CO

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $.001 par value per share (the Common Stock”) of A.C.T. Holdings Corp., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 381 Plantation Street, Worcester, Massachusetts 01605.

Item 2. Identity and Background.

This Statement is filed on behalf of Quantum Merchant Bankers LLC, a Delaware limited liability company. Nikolas Konstant is the sole beneficial owner of Quantum Merchant Bankers LLC and should also be deemed to be the beneficial owner of the Common Stock owned of record by Quantum Merchant Bankers LLC.

(a)

Quantum Merchant Bankers LLC.

(b)

c/o Aaron A. Grunfeld, 10390 S. Monica Blvd., 4th Floor, Los Angeles California 90025.

(c)

Quantum Merchant Bankers LLC is a limited liability company formed under the laws of the State of Delaware and its principal business is corporate consulting. Nikolas Konstant is the sole Managing Member and principal interest owner of Quantum Merchant Bankers LLC.

(d)

During the last five years, no person listed herein has been convicted in a criminal proceeding.

(e)

During the last five years, no person listed herein has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

United States.

Item 3. Source and Amount of Funds or Other Consideration.

Quantum Merchant Bankers LLC purchased the Common Stock in privately negotiated transactions utilizing personal funds. The aggregate purchase price for the shares of Common Stock purchased by Quantum Merchant Bankers LLC was $ $36,500.

Item 4. Purpose of Transaction.

Personal investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned: 1,368,739 (5.8%)

(b)

Quantum Merchant Bankers LLC has sole voting and dispositive power over 1,368,739 shares.

(c)

Transactions effected during the past sixty days: Quantum Merchant Bankers LLC acquired 1,368,739 shares on January 31, 2005 in privately negotiated transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of  the Issuer.

Reference is made to the reports on Form 8-K made by the Company on January 4, 2005, and February 4, 2005, regarding the merger transaction between a subsidiary of the Company and Advanced Cell Technology, Inc., a Delaware corporation.

Item 7. Material to Be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

Quantum Merchant Bankers LLC

/s/ Nikolas Konstan_____________

By: Nikolas Konstant, Manager

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